SECURIT 06007865 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-66850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Credit Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Spear Rd., Suite 102
(No. and Street)

Ramsey (City) NJ (State) 07446 (Zip Code)

SEC MAIL PROCESSING RECEIVED APR 17 2006 WASH, D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent C. Priolo 201-669-3433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105, Covington, GA 30014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vincent C. Priolo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Credit Partners, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARRIE A. BROWN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MARCH 29, 2010

Signature

President
Title

4-3-06
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL CREDIT PARTNERS, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions	$611,718
Interest	40,496
Total revenue	652,214
EXPENSES:	
Salaries and wages	464,082
Clearing	45,697
Research	33,990
Legal and professional fees	29,513
Rent	16,412
Office	8,696
Taxes and licenses	13,652
Insurance	11,949
Licenses and permits	8,510
Telephone	5,703
Depreciation	1,944
Utilities	1,464
Auto expenses	1,075
Interest and finance charges	983
Postage and delivery	846
Travel	708
Meals and entertainment	663
Practice development	255
Amortization	189
Dues and subscriptions	150
Bank charges	15
Total expenses	646,496
NET INCOME	5,718
MEMBER'S EQUITY, JANUARY 1	-0-
NET INCOME	5,718
MEMBER'S CONTRIBUTIONS	311,821
MEMBER'S EQUITY, DECEMBER 31	$317,539

See Independent Auditors' Report and Notes to Financial Statements.